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Tammy Knight

(954) 468-7939

tammy.knight@hklaw.com

May 24, 2012

Ms. Mara L. Ransom

Assistant Director

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Washington, D.C. 20549

Re:	Birks & Mayors Inc. (the “Company”)

Registration Statement on Form F-1 (the “Registration Statement”)

Filed April 27, 2012

File No. 333-181031

Dear Ms. Ransom:

This letter is in response to your letter dated May 21, 2012 regarding the review of the Company’s Registration Statement and comments thereto by the Staff of the Securities and Exchange Commission (the “Commission”). Please note that for the Staff’s convenience we have recited each of the Staff’s comments and followed each comment with the Company’s response.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response:

We have filled in all of the blanks that are not related to pricing or the record date. We plan to fill in the remaining blanks in a 424(b) prospectus pursuant to Rule 430(A) of Securities Act of 1933, as amended, after effectiveness of the Registration Statement.

SECURITIES AND EXCHANGE COMMISSION

May 24, 2012

Material U.S. Federal Income Tax Consequences of Rights Offering, page 32

2. We note that the disclosure in this section and in the section “Material U.S. Federal Income Tax Consequences of Owning and Disposing of Birks Class A Voting Shares” does not address the Federal tax consequences of the rights offer on Class B multiple voting shares. Please revise your disclosure to address the Federal tax consequences of the rights offer on Class B multiple voting shares or advise us why you believe you do not need to include this disclosure.

Response:

We do not believe this disclosure is necessary since Montrovest, the Company’s majority shareholder, is the only holder of Class B multiple voting shares, and the purchase of any shares by Montrovest would be effected in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, and, accordingly, would not be registered pursuant to the Registration Statement.

3. We note your disclosure here that the “legal conclusions identified in this discussion are the opinion of our counsel.” Please advise us if the legal conclusions starting on page 80 under the caption “Material U.S. Federal Income Tax Consequences of Owning and Disposing of Birks Class A Voting Shares” are also the opinion of your counsel. We may have additional comments after reviewing your response.

Response:

Pursuant to Staff Legal Bulletin 19, an opinion of counsel on tax consequences is required where the tax consequences are material to investors. The staff noted in footnote 39 of Staff Legal Bulletin 19 that in the context of a rights offering, the tax consequences are material where the registrant discloses that the transaction is tax-free. In such a case, the staff noted that a tax opinion should be provided. We have included a tax opinion related to the tax consequences of the rights offering described under the heading “Material U.S. Federal Income Tax Consequences of Rights Offering.” However, we do not believe that the general tax consequences of owning and disposing of common stock, as described under “Material U.S. Federal Income Tax Consequences of Owning and Disposing of Birks Class A Voting Shares,” is sufficiently material to investors to require a tax opinion. The tax consequences described under this section are not unusual or complicated and the transactions described are taxable. As a result, the legal conclusions under the heading “Material U.S. Federal Income Tax Consequences of Owning and Disposing of Birks Class A Voting Shares” are not included in our opinion.

We have clarified the disclosure in the opinion filed as Exhibit 8.1 that it relates to the legal discussion under the heading “Material U.S. Federal Income Tax Consequences of Rights Offering.”

SECURITIES AND EXCHANGE COMMISSION

May 24, 2012

Taxation of Subscription Rights, page 33

4. We note your disclosure that the receipt of subscription rights “should not be treated as a taxable distribution.” Through the use of the word “should” it appears that you are indicating that the tax opinion is subject to a degree of uncertainty. If doubt exists as to the tax consequences, this disclosure should be revised to explain the degree of uncertainty and better explain why a firm opinion regarding this issue cannot be provided, and a risk factor and/or other appropriate disclosure addressing the uncertainty of the tax consequences of the distribution and the risks of uncertain tax treatment to investors should be added. Please refer to Staff Legal Bulletin No. 19, III.C.4.

Response:

The requested revisions have been made on page 33 of the Registration Statement.

Expiration of Subscription Rights, page 33

5. Similarly, we note your disclosure that if an investor allows the expiration of the subscription rights, it “should not recognize any gain or loss.” If doubt exists as to the tax consequences, this disclosure should be revised to explain the degree of uncertainty and better explain why a firm opinion regarding this issue cannot be provided, and a risk factor and/or other appropriate disclosure addressing the uncertainty of the tax consequences and the risks of uncertain tax treatment to investors should be added.

Response:

The requested revisions have been made on page 33 of the Registration Statement.

Financial Statements, F-1

6. With your next amendment please include your interactive data files required by Item 601(b)(101) of Regulation S-K.

Response:

We acknowledge the Staff’s comment. To address the Staff’s comment, the Company will include its interactive data files required by Item 601(b)(101) by amendment after the Company has filed its 2012 Annual Report on Form 20-F.

Undertakings, II-8

7. Please revise to include the undertakings required by Item 512(a)(4) and (5)(ii) of Regulation S-K.

SECURITIES AND EXCHANGE COMMISSION

May 24, 2012

Response:

The requested revisions have been made on pages II-8 and II-9 of the Registration Statement.

Exhibit 5.1

8. We note the language in the seventh paragraph of the legal opinion, which states that the opinion is “addressed to the addressee only” and “may not be …used for any purpose.” This appears to be a disclaimer of responsibility that implies that investors are not entitled to rely on the opinion. Please have counsel delete this disclaimer from the legality opinion.

Response:

The requested revision has been made on page 2 of Exhibit 5.1 of the Registration Statement.

Exhibit 8.1

9. We note in the first and penultimate paragraphs counsel’s reference to the discussion under the caption “Material U.S. Federal Income Tax Consequences.” Please have counsel revise to cite to the full name of the caption, “Material U.S. Federal Income Tax Consequences of Rights Offering,” and, if applicable, to the caption “Material U.S. Federal Income Tax Consequences of Owning and Disposing of Birks Class A Voting Shares.”

Response:

The requested revisions have been made on pages 1 and 2 of Exhibit 8.1 of the Registration Statement.

10. We note in the seventh paragraph of the tax opinion that counsel has consented to the filing of its opinion and to the reference to its firm in the section entitled “Legal Matters.” Please have counsel revise its opinion to consent to the discussion of its opinion in the prospectus and to consent to the reference to its firm in the tax disclosure sections of the prospectus.

Response:

The requested revision has been made on page 2 of Exhibit 8.1 of the Registration Statement.

Please direct any questions or comments regarding this letter or the Registration Statement to me at 954-468-7939.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ Tammy Knight

Tammy Knight